July 25, 2007
Mr. James Rosenberg
Senior Assistant Chief Accountant
Unites States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010

RE:	Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 2, 2007
File No. 0-12957
Dear Mr. Rosenberg:
By telephone on July 12, 2007, Dana Hartz of the Staff of the Commission provided certain verbal comments regarding the letter dated June 21, 2007 from Enzon Pharmaceuticals, Inc. (the “Company”) to the Commission, responding to the Commission’s comments on the Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”) of the Company filed on March 2, 2007. Following please find our responses to the two verbal comments provided by the Commission.
1.	Please revise the Form 10-K to name your independent valuation firm and provide consent. If you continue to believe that an amendment is not necessary, please provide a detailed explanation and provide us your proposed non-expert consent language.
Response:
We will disclose the name of the independent valuation specialist referred to in our Form 10-K. However, we believe that disclosure on a Form 8-K would be preferable to communicate this information. The Form 8-K would disclose the name of the independent valuation specialist referred to in our Form 10-K and the services they performed and would include, as an exhibit to the Form 8-K, the consent of the independent valuation specialist to being named in that Form 8-K and by incorporation by reference in each of our ’33 Act registration statements. As described in our previous response letter dated June 21, 2007, we have the agreement of Duff & Phelps, the independent valuation specialist, to provide their “non-expert consent” to be filed as an Exhibit 99.1 and to be named in our ’34 Act reports and ’33 Act registration statements.

We believe our proposal provides better disclosure to our stockholders and the market for the following reasons:
•	The only disclosure in the Form 8-K would be that concerning our valuation specialist and the disclosure would specifically reference back to the relevant disclosure in our Form 10-K. We believe this will make the disclosure more understandable and would draw more attention to the newly disclosed information, rather than an amendment to the Form 10-K, which would add the name in the middle of the MD&A section in a less noticeable format.

•	The information in a Form 8-K would be automatically incorporated into our current ’33 Act registration statements on Form S-3 and Form S-8, just as an amended Form 10-K would be, so there would be no timing difference in the disclosure whether filed on a Form 8-K or an amended Form 10-K. As a reminder, each of our ’33 Act registration statements were filed with the Commission and declared effective prior to the filing of our Form 10-K for the fiscal year ended December 31, 2006. Therefore, we would not have been required to file the consent of Duff & Phelps with those registration statements at the time those registration statements were filed.
A draft of the Form 8-K that we propose to file in response to your comment is attached hereto as Exhibit A.
By filing the Form 8-K, we believe that we would be addressing the issue raised by the Staff comment in a manner that provides clear disclosure to our stockholders and the market of the name and role of the valuation specialist.
2.	Refer to your response to Comment #3. Since Rule 12-09 of Regulation S-X specifically asks for a schedule by major class of valuation allowance, we believe your allowance for doubtful accounts should be separately stated in this schedule to provide clarity to the investor.
Response:
We advise that the Company will separately state its allowance for doubtful accounts in such schedule in its future filings with the Commission.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any further assistance, please do not hesitate to contact me at (908) 541-8759.

Very truly yours,

/s/ Craig A. Tooman

Craig A. Tooman
EVP Finance and CFO

Cc:	Dana Hartz Mary Mast

EXHIBIT A
DRAFT FORM 8-K DISCLOSING INDEPENDENT VALUATION EXPERT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported)                              July __, 2007

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-12957	22-2372868

(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Identification No.)

685 Route 202/206, Bridgewater, New Jersey	08807

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code                         (908) 541-8600

(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
On pages 46 and 47 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K of Enzon Pharmaceuticals, Inc. (“Enzon”) for the fiscal year ended December 31, 2006, filed on March 2, 2007, Enzon disclosed that it had engaged an independent valuation specialist to determine the fair value of the Abelcet asset group and test for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The name of this independent valuation specialist is Duff & Phelps, LLC.
A copy of Duff & Phelps’ consent to be named in this Current Report and for such reference to Duff & Phelps in this Current Report to be incorporated by reference into Enzon’s registration statements filed under the Securities Act of 1933, as amended, is attached as Exhibit 99.1 to this Current Report.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Consent of Duff & Phelps, LLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July __, 2007

By:
Craig A. Tooman
Executive Vice President, Finance and Chief Financial Officer

DUFF & PHELPS, LLC • 300 HEADQUARTERS PLAZA • EAST TOWER, 12TH FLOOR • MORRISTOWN, NJ 07960 • tel 973-775-8300 • fax 973-775-8301
Exhibit 99.1
                    , 2007
Mr. Craig A. Tooman                                                                                                              FORM OF DUFF & PHELPS, LLC CONSENT
Executive Vice President,
Finance, and Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807
Email: craig.tooman@enzon.com

Subject:	WRITTEN CONSENT TO REFERENCE DUFF & PHELPS, LLC IN SEC 8-K FILING OF ENZON PHARMACEUTICALS, INC.
Dear Mr. Tooman:
     We hereby consent to (i) the inclusion in the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. (the “Company”) related to the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2007, of references to our valuation results, to our valuation reports and to our firm’s name; and (ii) the incorporation by reference in the Registration Statement of the Company (Nos. 333-101898, 333-64110, 333-18051, 333-121468, 333-140282, 333-134453, and 333-132467) on Form S-8 and in the registration statements (No. 333-137723) on Form S-3 of the Company, filed with the SEC referencing our final report regarding the fair value of the goodwill and intangible assets of the Abelcet asset group, provided to you on February 23, 2006, and to references to our firm’s name therein.
     In giving such consent, we do not hereby admit that we come within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the SEC thereunder, nor do we admit that we are experts with respect to any part of such Forms 8-K and 10-K within the meaning of the term “experts” as used in the Securities Act of 1933, as amended or the rules and regulations of the SEC thereunder. The responsibility for determining fair value of the goodwill and intangible assets as well as the performance of the impairment testing rests solely with the Company and our valuation reports were used as part of the Company’s analysis in reaching their conclusion of value.
Sincerely,
Duff & Phelps, LLC